Exhibit 99.1

Canadian Solar Reports Second Quarter 2013 Results

GUELPH, Ontario, Aug. 8, 2013 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ:  CSIQ), one of the world’s largest solar power companies, today announced its financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•                  Solar module shipments were 455 MW, compared to 340 MW in the first quarter of 2013.

•                  Net revenue was $380.4 million, compared to $263.6 million in the first quarter of 2013.

•                  Net revenue from total solutions was 25.7% of total revenue, compared to 19.2% in the first quarter of 2013.

•                  Gross margin was 12.8%, compared to 9.7% in the first quarter of 2013.

•                  Diluted loss per share was $0.29, compared to diluted loss per share of $0.10 in the first quarter of 2013.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter were $540.6 million, compared to $606.1 million at the end of the first quarter of 2013.

•                  Cash flow from operations totaled $40.7 million.

•                  Solar module shipments to Japan were 35.7% of total module shipments, up 95.0% from the first quarter of 2013.

•                  Completed the sale of the Company’s second utility-scale project in Ontario, Canada valued at over $53.2 million.

•                  Signed a landmark engineering, procurement and construction (“EPC”) agreement valued at over $300.0 million to build a 130 MWdc solar power plant in Ontario, Canada.

Second Quarter 2013 Results

Net revenue for the second quarter of 2013 was $380.4 million, up 44.3% from $263.6 million in the first quarter of 2013 and up 9.2% from $348.2 million in the second quarter of 2012. Total solar module shipments in the second quarter of 2013 were 455 MW, compared to 340 MW in the first quarter of 2013 and 412 MW in the second quarter of 2012. Guidance for the second quarter of 2013 was for module shipments to be in the range of 380 MW to 420 MW. Solar module shipments to the Japanese market were up 95.0% from the first quarter of 2013, representing 35.7% of total solar module shipments in the second quarter of 2013. Total solar module shipments in the second quarter of 2013 included 35 MW used in the Company’s total solutions business, compared to 23 MW in the first quarter of 2013, and 9 MW in the second quarter of 2012.

By geography, in the second quarter of 2013, sales to European markets represented 10.6% of net revenue, sales to America represented 37.8% of net revenue, and sales to Asia and all other markets represented 51.6% of net revenue, compared to 24.7%, 17.9% and 57.4%, respectively, in the first quarter of 2013 and 69.4%, 15.7% and 14.9%, respectively, in the second quarter of 2012.

	Q2 2013		Q1 2013		Q2 2012
	US$M	%	US$M	%	US$M	%
Europe	40.2	10.6	65.0	24.7	241.5	69.4
America	143.9	37.8	47.1	17.9	54.5	15.7
Asia and others	196.3	51.6	151.5	57.4	52.2	14.9
Total	380.4	100.0	263.6	100.0	348.2	100.0

Gross profit in the second quarter of 2013 was $48.7 million, compared to $25.6 million in the first quarter of 2013 and $43.2 million in the second quarter of 2012. The sequential quarterly increase in gross profit was primarily due to higher shipment volume and increased revenue contribution from the Company’s higher margin total solutions business. The year-over-year increase in gross profit was primarily due to the increased revenue contribution from the Company’s higher margin total solutions business as well as lower manufacturing cost, partially offset by a decline in average selling price during the period. In the second quarter of 2013, the Company recorded in cost of revenue a depreciation charge of $4.4 million related to underutilized assets, representing 1.2% of revenue. Gross margin in the second quarter of 2013 was 12.8%, compared to 9.7% in the first quarter of 2013 and 12.4% in the second quarter of 2012. Guidance for the second quarter of 2013 was for gross margin to be between 9% and 11%.

Total operating expenses were $36.4 million in the second quarter of 2013, up from $7.5 million in the first quarter of 2013 and down 21.2% from $46.2 million in the second quarter of 2012. Total operating expenses in the first quarter of 2013 included the reversal adjustment relating to an arbitration award charge totaling $30.0 million that was incurred in the fourth quarter of 2012 and reversed in the first quarter of 2013. Total operating expenses in the first quarter of 2013 were $37.5 million prior to the impact of the above mentioned reversal adjustment.

Selling expenses were $20.0 million in the second quarter of 2013, up 6.3% from $18.8 million in the first quarter of 2013 and down 18.3% from $24.4 million in the second quarter of 2012. The sequential quarterly increase in selling expenses was due to an increase in commission as a result of higher shipment volume partially offset by lower unit cost of transportation as more of the Company’s solar products are being shipped to Asian markets. The year-over-year decline in selling expenses was primarily due to lower marketing expenses and lower unit cost of transportation, partially offset by higher labor costs and sales commission.

General and administrative expenses were $13.5 million in the second quarter of 2013, up from negative $13.7 million in the first quarter of 2013 and down 26.8% from $18.4 million in the second quarter of 2012. As mentioned above, in the first quarter of 2013, the Company reversed a non-cash provision related to an arbitration award in the amount of $30.0 million. Excluding the non-cash accounting reversal, general and administrative expenses in the second quarter of 2013 were down 17.6% from the first quarter of 2013. The sequential adjusted quarterly and year-over-year decline in general and administrative expense was primarily driven by a $4.2 million reversal of a bad debt expense in the second quarter of 2013.

Research and development expenses were $3.0 million in the second quarter of 2013, up 24.5% from $2.4 million in the first quarter of 2013 and down 12.1% from $3.5 million in the second quarter of 2012. The sequential increase in research and development expenses was primarily due to increases in headcount, and yearly salary adjustments. The year-over-year decline in research and development expenses was due to better and more efficient management of the product development activities.

Operating margin was 3.2% in the second quarter of 2013, compared to 6.8% in the first quarter of 2013 and negative 0.9% in the second quarter of 2012. The sequential decline in operating margin was primarily due to the increase in operating expenses. The year-over-year increase in operating margin was primarily attributable to higher gross profit, and lower operating expenses in the second quarter of 2013.

Interest expense in the second quarter of 2013 was $9.9 million, compared to $14.6 million in the first quarter of 2013 and $15.1 million in the second quarter of 2012. The sequential decrease in interest expense was primarily due to lower bank borrowings in the second quarter of 2013 as well as higher level of interest expense capitalized for the Company’s solar power projects. The year-over-year decline in interest expense was primarily due to higher level of interest expense capitalized for the Company’s solar power projects. As the Company accelerates the build out of its solar power project pipeline in Ontario, Canada, a greater proportion of its short-term borrowings are being used to finance the construction effort and the associated interest expense is capitalized under project assets and then expensed through cost of revenue when their sale is recognized.

Interest income in the second quarter of 2013 was $3.2 million, compared to $3.3 million in the first quarter of 2013 and $3.4 million in the second quarter of 2012. The sequential and year-over-year decrease in interest income was primarily due to lower restricted cash balances.

The Company recorded a gain on change in fair value of derivatives of $1.8 million in the second quarter of 2013, compared to a gain of $1.7 million in the first quarter of 2013 and a loss of $1.1 million in the second quarter of 2012. Net foreign exchange loss in the second quarter of 2013 was $20.5 million compared to a net foreign exchange loss of $14.8 million in the first quarter of 2013 and a net foreign exchange loss of $7.2 million in the second quarter of 2012.

Income tax benefit in the second quarter of 2013 was $5.1 million, compared to income tax benefit of $3.4 million in the first quarter of 2013 and income tax expense of $2.1 million in the second quarter of 2012.

Net loss attributable to Canadian Solar in the second quarter of 2013 was $12.6 million, or $0.29 per diluted share, compared to net loss of $4.4 million, or $0.10 per diluted share, in the first quarter of 2013,and net loss of $25.5 million, or $0.59 per diluted share, in the second quarter of 2012.

Financial Condition

As of June 30, 2013, the Company had $540.6 million of cash, cash equivalents and restricted cash, compared to $606.1 million as of March 31, 2013.

Accounts receivable balance, net of allowance for doubtful accounts, at the end of the second quarter of 2013 was $262.9 million compared to $225.7 million at the end of the first quarter of 2013. Accounts receivable turnover was 73 days in the second quarter of 2013 compared to 102 days in the first quarter of 2013.

Inventories at the end of the second quarter of 2013 were $218.5 million, compared to $291.3 million at the end of the first quarter of 2013. Inventory turnover was 75 days in the second quarter of 2013 compared to 117 days in the first quarter of 2013.

Accounts and notes payable at the end of the second quarter of 2013 were $463.1 million, compared to $483.7 million at the end of the first quarter of 2013. Accounts payable turnover in the second quarter of 2013 was 136 days compared to 180 days in the first quarter of 2013.

Short-term borrowings at the end of the second quarter of 2013 totaled $813.6 million, compared to $966.3 million at the end of the first quarter of 2013. Long-term debt at the end of the second quarter of 2013 was $254.6 million, compared to $205.3 million at the end of the first quarter of 2013. Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $315.6 million at the end of second quarter of 2013.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Our second quarter results exceeded the high point of our revenue and gross margin guidance. We have been consistently pursuing our strategy of geographic diversification and have focused on new growth market such as Japan, leveraging our global sales network and brand reputation. This has contributed to not only the volume but most importantly the gross margin improvement in the quarter. We again took several major steps forward in our business strategy thereby giving us improved business visibility and stability. We announced multiple utility-scale solar power plant sales, including the sale of the 10 MW Brockville 1, valued at over C$55 million ($53.2 million), to TransCanada Corporation Corporation (TSX, NYSE: TRP) (“TransCanada”). We also announced a sales agreement with a BluEarth Renewables Inc. subsidiary (“BluEarth”), whereby BluEarth will acquire from us four solar power plants totaling 38.5 MWac(53.9 MWdc) valued at over C$225.0 million ($217.2 million). In addition, subsequent to the end of the quarter we announced the sale of five solar power plants totaling 49 MWac valued at over C$290million ($277 million)to Concord Green Energy (“Concord”). Revenue from our total solutions business represented 25.7% of our total revenue in the second quarter of 2013. Importantly, we are executing on strategic opportunities on a larger scale. One example is our historic EPC agreement with Grand

Renewable Solar LP, a solar energy project being developed by Samsung Renewable Energy Inc. (“Samsung”) for the construction of a 130 MW utility-scale solar power plant in Ontario, Canada. This is the largest EPC agreement ever for Canadian Solar and is expected to generate revenue of over C$310 million ($301.1 million). With our existing relationships, quality module supply and track record of success, we are one of the only companies in Canada with the ability to execute a project of this scale.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar commented: “We continue to successfully manage our rapidly expanding business, while containing costs wherever possible. We are encouraged by our strong margin improvement to 12.8% in the second quarter and focused on driving further gross margin improvements in the second half of the year. We are also pleased with our operating cash performance in the second quarter of approximately $40.7 million. We benefitted from the sequential increase in revenue in the second quarter, stable average selling price, and reduced costs resulting from refocusing our marketing activities and tighter control of credit and collections. We are making progress on right sizing our balance sheet and continue to estimate that the resale value of our Ontario project pipeline alone, once built into grid-connected solar power plants and sold to investors, will exceed C$1.50 billion ($1.45 billion, based on the exchange rate as at June 30, 2013). We continue to expand and execute on our pipeline outside of Canada and believe that this will lead to further success for years to come.”

Utility Scale Project Pipeline Update

In the second quarter of 2013, the Company closed the sale of Brockville 1, a 10 MWac solar power plant valued over C$55.0 million ($53.2 million), to TransCanada. As a result, the Company’s utility-scale solar project pipeline in Ontario, Canada, now totals twenty-eight projects, equivalent to approximately 378 MWdc. Three projects - William Rutley, Brockville 2, and Burritts Rapids - have reached commercial operation and are in the customer acceptance testing phase before completing the sale to an investor. In addition to these three projects that are in commercial operation, the Company remains on target to finish the construction of another five projects in 2013, eighteen in 2014 and two in 2015.

During the second quarter of 2013, the Company agreed to sell four utility-scale solar power plants totaling 38.5 MWac (53.9 MWdc) valued at over C$225.0 million ($217.2 million) to a BluEarth.. Construction of the 10 MWac Little Creek plant has already started. The other three plants are expected to commence in 2013, with commercial operation expected to be reached in 2014. Subsequent to the end of the second quarter of 2013, the Company entered into a sales agreement with Concord, whereby Concord will acquire from Canadian Solar five utility-scale solar power plants totaling 49 MWac valued at over C$290million ($277 million).

The Company expects to recognize revenue for twenty-four of its Ontario, Canada projects after commercial operation is reached and customer acceptance testing is completed, under the full accrual method. The Company expects to recognize revenue for four of its Ontario, Canada projects, two of which began construction in the second quarter of 2013, under the percentage of completion method.

In addition to its owned projects in Ontario, Canada, in the second quarter of 2013, the Company signed a landmark EPC agreement to build a 130 MWdc solar power project developed by Samsung Renewable Energy Inc. (Samsung). This EPC agreement is the largest in Canadian Solar’s history, and is expected to generate revenue of over C$310.0 million ($301.5 million). The Company has received the limited notice to proceed (LNTP) for the Samsung project and expects to begin construction in the fourth quarter of 2013, with the facilities expected to be fully operational in 2015. The Company remains on target to complete the construction as EPC contractor of another three solar power plants totaling 29 MWdc in Ontario, Canada in the second half of 2013.

In the U.S. market, during the second quarter of 2013, the Company completed construction of three solar power plants totaling approximately 10 MWdc in North Carolina. Subsequently, the Company completed four additional solar power plants totaling 21 MWdc in Massachusetts and North Carolina. Canadian Solar’s utility-scale project pipeline in the U.S. now totals approximately 222 MWdc. Currently, solar power plants totaling 60 MWdc are under construction, and the Company is on target to complete approximately 91 MWdc in the U.S. during 2013.

In Japan, during the second quarter of 2013, Canadian Solar has been able to expand its late stage utility-scale solar power project pipeline to approximately 166 MW, of which approximately 60 MW were self-developed, and approximately 106 MW were co-developed or acquired. The Company is making feasibility assessments on approximately 450 MW of additional utility-scale solar power projects that are in early stages of development. The Company hopes to obtain final approval for some of its Japanese utility-scale solar power projects during 2013 and to begin construction of its first solar power project in Japan in late 2013 or early 2014.

In China the Company has just completed the construction of a 30 MW rooftop solar installation in the City of Suzhou under the country’s Golden Sun program. In addition the Company is building a 30 MW solar power plant in the western part of China and a 6MW project in Jiangsu Province, both of which are expected reach commercial operation in late 2013. The end buyer has been identified and the Company expects to use the full accrual method to recognize revenue.

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, its current order book, and the challenging global financing environment, which continues to result in customer demand uncertainty. Management’s views and estimates are subject to change without notice.

For the third quarter of 2013, module shipments are expected to be in the range of approximately 410 MW to 430 MW. Gross margin for the quarter is expected to be between 10% and 12%.

For the full year 2013, the Company expects module shipments to be in the range of approximately 1.6 GW to 1.8 GW.

The Company expects module shipments to Japan to account for approximately 35%-40% of total module shipments in the third quarter of 2013. In addition, it also expects to continue to make further inroads into other key emerging markets in the Americas, Asia and the Middle East. The Company expects its module shipments to Europe will remain at the same level as in the second quarter of 2013, as it continues to adopt a conservative approach in response to the uncertainty in trade and solar energy feed-in-tariff policy in that region. The Company views the recent resolution of the trade dispute between the European Union (EU) and China as positive. The Company is in the process of concluding its own undertaking agreement with the EU and is reviewing its business strategy in that region. Canadian Solar has an extensive sales network and a strong brand reputation in Europe and it expects to maintain its leadership position in this market once the execution details are clarified. Canadian Solar’s diversified global sales channels allow it to take such a conservative approach in Europe without reducing the Company’s overall shipment volume and profit margin.

As discussed above, three of the Company’s solar power projects in Ontario, Canada - William Rutley, Brockville 2, and Burritts Rapids - are in commercial operation and have been generating stable feed-in-tariff income for the Company. The Company has been working with the end buyer of these projects on acceptance tests before completing these sales. The Company expects to realize approximately $60M additional revenue for each project once the transactions are completed. The Company cannot determine if these transactions can be closed before the end of the third quarter of 2013 and as a result, it has not factored the sale of any of these projects into its third quarter 2013 guidance.

The Company has recently received the limited notice to proceed (LNTP) for construction of the Samsung 130 MW utility-scale solar power plant in Haldimand County, Ontario which is expected to begin construction in the fourth quarter of 2013, with the facilities expected to be fully operational in 2015.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are pleased with our progress to date in the execution of our strategy, and have no intention of letting up. Clearly, the industry is emerging from a very challenging period, with improved pricing power and growing demand. As we move forward our strategic direction remains the same. We will maintain our focus on preserving our cost leadership while ensuring the high quality of our solar products and solutions. We will also continue to work hard to differentiate our business model, expand our customer base and global footprint. These efforts have enabled Canadian Solar to emerge in a strong position with exciting prospects for future profitable growth. Our near term goal is clear: return Canadian Solar to profitability on a full year basis for 2013. Based on our existing pipeline and planned project sales we are confident in our ability to achieve this goal.”

Recent Developments

On August 5, 2013, - Canadian Solar announced it entered into a sales agreement with Concord, whereby Concord will acquire from Canadian Solar five utility-scale solar power plants totaling 49MWac valued at over C$290million ($277 million).

On July 25, 2013, Canadian Solar announced the successful completion of a 30 MW rooftop PV installation in the City of Suzhou, China under the country’s Golden Sun program. The project was historic in its size, complexity and scale. The project spanned 129 buildings, with a total surface area of approximately 500,000 square meters. The rooftops were mixed surfaces, with 200,000 square meters of steel structured rooftops and 300,000 square meters of concrete rooftops. Canadian Solar’s CS6P-245P’s modules were used.

On July 17, 2013, Canadian Solar announced that its subsidiary, Canadian Solar Manufacturing Ontario Inc., has received the OHSAS 18001: 2007 health and safety management system and ISO 14001: 2004 environmental management system, certifications of conformance. The internationally recognized certifications were authorized by TUV Rheinland, a premier global provider of systems certification to a number of management system standards.

On July 9, 2013, Canadian Solar announced that it has completed construction on two utility-scale solar power projects in North Carolina, with a third expected to be completed in mid -July. The projects, named “Lenoir 1, Lenoir 2 and Wilson 1,” totaled 18 MW and are part of a 15-project portfolio totaling 85MW, being jointly developed with Strata Solar announced earlier this year.

On July 8, 2013, Canadian Solar announced that it was selected by Argand Energy Solutions for a 2.3MW solar power project in Louisburg, North Carolina.

On July 2, 2013, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., has closed the sale of Brockville 1, a 10 MWac solar power plant valued at over C$55.0 million ($53.2 million), to TransCanada.

On July 1, 2013, Canadian Solar announced that it has been awarded an exclusive module supply agreement to provide photovoltaic (PV) modules totaling 91MW for Soleq Solar (Thailand) Co. Ltd. power plant projects in Thailand.

On June 26, 2013, Samsung announced that it has reached a partnership agreement with Canadian Solar Inc. to open a new manufacturing facility in London, Ontario. This plant will bring 200 local manufacturing jobs to London by the end of 2013, as promised in the Green Energy Investment Agreement between Samsung and the Government of Ontario.

On June 10, 2013, Canadian Solar announced that its subsidiary, Canadian Solar Solutions Inc., entered into an EPC agreement with Grand Renewable Solar LP, a solar energy project developed by Samsung for the construction of a 130 MW utility-scale solar power plant. This EPC agreement is expected to generate revenue of approximately C$310 million ($301.1 million) for Canadian Solar.

On June 6, 2013, Canadian Solar announced that its solar modules CS6P-P series (60 cells, polycrystalline ) and its mono-crystalline MWT cell modules, ELPS CS6P-MM series (60 MWT cells, mono-crystalline) have all passed Fraunhofer ISE’s PID test in accordance with the draft IEC62804 (System Voltage Durability Qualification Test for Crystalline Silicon Modules).

On June 5, 2013, Canadian Solar announced that its subsidiary, Canadian Solar Solutions Inc., has entered into a sales agreement with a BluEarth, whereby BluEarth will acquire from Canadian Solar four utility-scale solar power plants totaling 38.5MWac(53.9 MWdc) valued at over C$225.0 million ($217.2 million).

On June 4, 2013, Canadian Solar announced that is has opened a sales and business development office in Sao Paulo, Brazil to expand and strengthen the Company’s South American sales network and broaden regional customer service capabilities.

On June 3, 2013, Canadian Solar announced that it has signed a RMB 270 million (US$44.1 million) loan agreement with China Development Bank. The loan facility has a fifteen-year maturity, including one year grace period and will be used to finance the construction of a 30 MW solar project and ancillary facilities in the western part of China.

Conference Call Details

The Company will hold a conference call on Thursday, August 8, 2013 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., August 8, 2013 in Hong Kong) to discuss the Company’s financial results for the second quarter ended June 30, 2013 and provide an update to its business strategy and outlook.

The dial-in phone number for the live audio call is +1-866-515-2910 or +1-617-399-5124, with passcode 34267760. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available two hours after the conclusion of the live call until 11:00 p.m. on August 15, 2013, U.S. Eastern Standard Time (11:00 a.m., August 16, 2013 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 51083819. A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ:  CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 5GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
Item	2013	2013	2012	2013	2012
Net revenues	380,380	263,611	348,222	643,990	674,026
Cost of revenues	331,708	238,054	305,054	569,761	605,803
Gross profit	48,672	25,557	43,168	74,229	68,223
Selling expenses	19,950	18,771	24,405	38,722	44,716
General and administrative expenses	13,450	(13,672)	18,379	(223)	33,550
Research and development expenses	3,041	2,443	3,459	5,483	6,490
Total operating expenses	36,441	7,542	46,243	43,982	84,756
Income (loss) from operations	12,231	18,015	(3,075)	30,247	(16,533)
Interest expenses	(9,896)	(14,631)	(15,059)	(24,528)	(28,178)
Interest income	3,183	3,265	3,416	6,448	6,146
Gain (loss) on change in foreign currency derivatives	1,753	1,683	(1,079)	3,436	(1,308)
Foreign exchange loss	(20,465)	(14,752)	(7,226)	(35,217)	(6,950)
Loss before incomes taxes	(13,194)	(6,420)	(23,023)	(19,614)	(46,823)
Income tax benefit (expenses)	5,064	3,367	(2,104)	8,431	346
Equity in earnings (loss) of unconsolidated investees	205	(865)	(416)	(660)	(460)
Net loss	(7,925)	(3,918)	(25,543)	(11,843)	(46,937)
Less: Net income (loss) attributable to non—controlling interest	4,678	459	(69)	5,137	(121)
Net loss attributable to Canadian Solar Inc.	(12,603)	(4,377)	(25,474)	(16,980)	(46,816)
Loss per share-basic	$(0.29)	$(0.10)	$(0.59)	$(0.39)	$(1.08)
Shares used in computation-basic	43,909,194	43,295,638	43,160,446	43,604,111	43,158,107
Loss per share-diluted	$(0.29)	$(0.10)	$(0.59)	$(0.39)	$(1.08)
Shares used in computation-diluted	43,909,194	43,295,638	43,160,446	43,604,111	43,158,107

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
	2013	2013	2012	2013	2012
Net loss	(7,925)	(3,918)	(25,543)	(11,843)	(46,937)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,906	(1,977)	(4,976)	(71)	(129)
Comprehensive loss	(6,019)	(5,895)	(30,519)	(11,914)	(47,066)
Less: comprehensive income(loss) attributable to non-controlling interest	479	(97)	(37)	382	67
Comprehensive loss attributable to Canadian Solar Inc.	(6,498)	(5,798)	(30,482)	(12,296)	(47,133)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of U.S. Dollars)

	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	141,429	141,968
Restricted cash	399,200	422,357
Accounts receivable trade, net	262,934	254,906
Accounts receivable, unbilled	1,326	5,230
Amount due from related parties	31,544	9,977
Inventories	218,455	274,456
Value added tax recoverable	20,241	14,483
Advances to suppliers, net	15,246	28,998
Foreign currency derivative assets	1,991	1,351
Project assets — Current	389,625	180,437
Prepaid expenses and other current assets	106,053	108,041
Total current assets	1,588,044	1,442,204
Property, plant and equipment, net	441,906	469,643
Deferred tax assets	48,672	39,082
Prepaid land use right	18,738	18,629
Investments in affiliates	32,444	26,728
Intangible assets, net	5,719	4,328
Project assets — Non-current	79,881	218,710
Other non-current assets	44,030	39,989
TOTAL ASSETS	2,259,434	2,259,313
Current liabilities
Short-term borrowings	813,582	858,927
Accounts and notes payable	463,097	461,631
Amounts due to related parties	49,589	5,037
Other payables	95,738	104,783
Advances from customers	27,463	18,659
Foreign currency derivative liabilities	822	365
Other current liabilities	108,550	90,848
Total current liabilities	1,558,841	1,540,250
Accrued warranty costs	63,341	58,334
Long-term borrowings	254,571	214,563
Liability for uncertain tax positions	14,737	14,804
Deferred tax liabilities — Non-current	18,066	56,152
Loss contingency accruals	28,034	28,461
Total liabilities	1,937,590	1,912,564
Redeemable non-controlling interest	33,195	45,166
Common shares	503,289	502,562
Additional paid-in capital	(35,781)	(38,296)
Accumulated deficit	(241,142)	(224,162)
Accumulated other comprehensive income	51,216	50,795
Total Canadian Solar Inc. shareholders’ equity	277,582	290,899
Non-controlling interest	11,067	10,684
Total equity	288,649	301,583
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	2,259,434	2,259,313